                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  FORM 11-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1997 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

                        Commission File Number 0-1743
                                               ------
A.   Full title of the plan and address of the plan:

                       The Rouse Company Savings Plan
                       c/o Personnel Division
                       The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                       The Rouse Company
                       The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

               THE ROUSE COMPANY SAVINGS PLAN

               FINANCIAL STATEMENTS

               DECEMBER 31, 1997 AND 1996

               (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                        THE ROUSE COMPANY SAVINGS PLAN

                          December 31, 1997 and 1996

                                     Index
                                     -----

Independent Auditors' Report                                     1


Statements of Net Assets Available for Plan Benefits -
  December 31, 1997 and 1996                                     2

Statements of Changes in Net Assets Available for Plan
  Benefits - Years ended December 31, 1997 and 1996              3

Notes to Financial Statements - December 31, 1997 and 1996       5

Item 27a - Schedule of Assets Held for Investment Purposes -
  December 31, 1997                                             10

Item 27d - Schedule of Reportable Transactions - Year ended
  December 31, 1997                                             11

                                 * * * * * * *

The other schedules required by Item 27 of Department of Labor Form 5500 are inapplicable and are therefore omitted.

                         Independent Auditors' Report
                         ----------------------------



The Trustee
The Rouse Company Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 12, 1998

                        THE ROUSE COMPANY SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 1997 and 1996


                                 The Rouse Company                                       T. Rowe Price
                             ---------------------------   -------------------------------------------------------------------------
                                             Quarterly
                                               Income         Ariel                        Blended        Equity       International
                                Common       Preferred        Growth        Balanced        Stable        Index            Stock
                                Stock        Securities       Fund            Fund        Value Fund       Fund             Fund
                             ------------   ------------   ------------   ------------   ------------   ------------   -------------
1997
Investments                  $ 26,829,506        626,521        411,620      2,405,026      1,583,269      4,035,131       3,871,934
Contributions receivable
 from:
  The Rouse Company                22,373            396             53            104           --              323             30
  Participants                      7,311             72            776          2,431           --            4,693          4,835
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                   29,684            468            829          2,535           --            5,016          4,865
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
  Net assets available
    for plan benefits        $ 26,859,190        626,989        412,449      2,407,561      1,583,269      4,040,147      3,876,799
                             ============   ============   ============   ============   ============   ============   ============

1996

Investments                  $ 28,128,526        229,725         40,047      1,986,558           --        1,793,360      3,369,007
Contributions receivable
 from:
  The Rouse Company               128,032           --             --             --             --             --             --
  Participants                     41,301          3,429          2,402         11,398           --           39,964         33,083
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                  169,333          3,429          2,402         11,398           --           39,964         33,083
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
  Net assets available
    for plan benefits        $ 28,297,859        233,154         42,449      1,997,956           --        1,833,324      3,402,090
                             ============   ============   ============   ============   ============   ============   ============


                                                                T. Rowe Price
                             ---------------------------------------------------------------------------------------
                                 New
                                America         New            Prime          Small        Spectrum      Spectrum
                                Growth        Horizons        Reserve       Cap Value       Income        Growth         Insurance
                                 Fund           Fund           Fund           Fund           Fund          Fund          Contracts
                             ------------   ------------   ------------   ------------   ------------   ------------   -------------
1997
Investments                     5,518,203      6,961,821      4,004,373      3,363,952      1,994,570      5,648,184      5,789,962
Contributions receivable
 from:
  The Rouse Company                   104            124            154            327             47             36             28
  Participants                      6,537          9,942          4,184          4,366          1,912          5,745          6,119
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                    6,641         10,066          4,338          4,693          1,959          5,781          6,147
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
  Net assets available
    for plan benefits           5,524,844      6,971,887      4,008,711      3,368,645      1,996,529      5,653,965      5,796,109
                             ============   ============   ============   ============   ============   ============   ============

1996

Investments                     4,526,321      5,963,594      3,517,125      1,693,924      1,617,123      4,648,534      7,213,858
Contributions receivable
 from:
  The Rouse Company                  --             --             --             --             --             --             --
  Participants                     56,783         80,509         22,053         23,457         14,212         52,765         45,862
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                   56,783         80,509         22,053         23,457         14,212         52,765         45,862
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
  Net assets available
    for plan benefits           4,583,104      6,044,103      3,539,178      1,717,381      1,631,335      4,701,299      7,259,720
                             ============   ============   ============   ============   ============   ============   ============

                              Participant
                                 Loans         Total
                             ------------   ------------
1997
Investments                     3,195,490     76,239,562
Contributions receivable
 from:
  The Rouse Company                  --           24,099
  Participants                       --           58,923
                             ------------   ------------
                                     --           83,022
                             ------------   ------------
  Net assets available
    for plan benefits           3,195,490     76,322,584
                             ============   ============

1996

Investments                     2,656,661     67,384,363
Contributions receivable
 from:
  The Rouse Company                  --          128,032
  Participants                       --          427,218
                             ------------   ------------
                                     --          555,250
                             ------------   ------------
  Net assets available
    for plan benefits           2,656,661     67,939,613
                             ============   ============

See accompanying notes to financial statements.

                        THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1997 and 1996


                                 The Rouse Company                                       T. Rowe Price
                             ---------------------------   -------------------------------------------------------------------------
                                             Quarterly
                                               Income         Ariel                        Blended        Equity       International
                                Common       Preferred        Growth        Balanced        Stable        Index            Stock
1997                            Stock        Securities       Fund            Fund        Value Fund       Fund             Fund
----                         ------------   ------------   ------------   ------------   ------------   ------------   -------------
Contributions from
  The Rouse Company             1,604,614         28,105          1,841          2,691         --              6,569          2,052

Contributions from
  participants                    638,497         29,798         56,388        186,670         --            518,852        482,174

Investment income:
  Dividends and interest          816,108         49,608         34,989         93,644         --             78,694        204,968
  Net appreciation
    (depreciation) in fair
    values of investments         650,840         13,940         37,292        296,995         --            731,010       (124,650)

  Interest on participant
    loans                            --             --             --             --           --               --             --
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
    Total investment
    income                      1,466,948         63,548         72,281        390,639         --            809,704         80,318
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Distributions to participants  (2,058,517)        (4,084)       (20,464)      (264,740)        --           (263,875)      (208,724)

Participant loans repaid
  as part of termination
  distributions                      --             --             --             --           --               --             --

Interprogram transfers, net    (3,090,211)       276,468        259,954         94,345      1,583,269      1,135,573        118,889
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
  Increase (decrease)
    in net assets
    available for
    plan benefits              (1,438,669)       393,835        370,000        409,605      1,583,269      2,206,823        474,709

Net assets available for
  plan benefits:
    Beginning of year          28,297,859        233,154         42,449      1,997,956           --        1,833,324      3,402,090
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
    End of year              $ 26,859,190        626,989        412,449      2,407,561      1,583,269      4,040,147      3,876,799
                             ============   ============   ============   ============   ============   ============   ============


                                                                T. Rowe Price
                             ---------------------------------------------------------------------------------------
                                 New
                                America         New            Prime          Small        Spectrum      Spectrum
                                Growth        Horizons        Reserve       Cap Value       Income        Growth         Insurance
                                 Fund           Fund           Fund           Fund           Fund          Fund          Contracts
                             ------------   ------------   ------------   ------------   ------------   ------------   -------------
Contributions from
  The Rouse Company                 1,898          3,247          1,450          4,995            894          1,345            931

Contributions from
  participants                    684,223        896,601        373,729        419,922        217,554        568,970        569,406

Investment income:
  Dividends and interest          260,477        168,457        196,963        212,445        134,990        570,468        429,016
  Net appreciation
    (depreciation) in fair
    values of investments         662,976        454,870           --          406,016         69,251        233,453           --

  Interest on participant
    loans                            --             --             --             --            --              --             --
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
    Total investment
    income                        923,453        623,327        196,963        618,461        204,241        803,921        429,016
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Distributions to participants    (277,128)      (602,441)      (428,173)       (64,141)      (153,840)      (261,984)      (923,557)

Participant loans repaid
  as part of termination
  distributions                      --             --             --             --           --               --             --

Interprogram transfers, net      (390,706)         7,050        325,564        672,027         96,345       (159,586)    (1,539,407)
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
  Increase (decrease)
    in net assets
    available for
    plan benefits                 941,740        927,784        469,533      1,651,264        365,194        952,666     (1,463,611)

Net assets available for
  plan benefits:
    Beginning of year           4,583,104      6,044,103      3,539,178      1,717,381      1,631,335      4,701,299      7,259,720
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
    End of year                 5,524,844      6,971,887      4,008,711      3,368,645      1,996,529      5,653,965      5,796,109
                             ============   ============   ============   ============   ============   ============   ============
                              Participant
                                 Loans         Total
                             ------------   ------------
Contributions from
  The Rouse Company                  --        1,660,632

Contributions from
  participants                       --        5,642,784

Investment income:
  Dividends and interest             --        3,250,827
  Net appreciation
    (depreciation) in fair
    values of investments            --        3,431,993

  Interest on participant
    loans                         224,589        224,589
                             ------------   ------------
    Total investment
    income                        224,589      6,907,409
                             ------------   ------------
Distributions to participants        --       (5,531,668)

Participant loans repaid
  as part of termination
  distributions                  (296,186)      (296,186)

Interprogram transfers, net       610,426           --
                             ------------   ------------
  Increase (decrease)
    in net assets
    available for
    plan benefits                 538,829      8,382,971

Net assets available for
  plan benefits:
    Beginning of year           2,656,661     67,939,613
                             ------------   ------------
    End of year                 3,195,490     76,322,584
                             ============   ============
                                                                                                                         (continued)

See accompanying notes to financial statements.

                        THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1997 and 1996

                                        The Rouse Company                                       T. Rowe Price
                             ------------------------------------------   ----------------------------------------------------------
                                                            Quarterly
                                             Convertible     Income          Ariel                         Equity      International
                                Common        Preferred     Preferred        Growth        Balanced        Index           Stock
1996                            Stock           Stock       Securities       Fund            Fund           Fund           Fund
----                         ------------   ------------   ------------   ------------   ------------   ------------   -------------
Contributions from
  The Rouse Company          $  1,401,791        221,447          2,392           --             --             --             --
Contributions from
  participants                    544,114        117,603          5,393         24,691        150,584        303,148        415,488
Conversions in from
  acquisiton of The Hughes
  Corporation (note 2)               --             --             --             --        1,271,004           --          695,567

Investment income:
  Dividends and interest          744,888         91,098          5,304          2,113         47,738         56,967         89,575
  Net appreciation
    (depreciation) in fair
    values of investments      10,130,241        (64,477)        (2,064)         4,131         82,104        237,920        281,639

  Interest on participant
    loans                            --             --             --             --           --               --             --
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
    Total investment
    income                     10,875,129         26,621          3,240          6,244        129,842        294,887        371,214
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Distributions to participants  (2,248,936)      (142,137)          --           (1,556)       (53,972)      (232,808)      (271,688)

Participant loans repaid
  as part of termination
  distributions                      --             --             --             --           --               --             --

Interprogram transfers, net       170,996     (1,579,617)       222,129         13,070         (7,877)       275,426        168,095
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
  Increase (decrease)
    in net assets
    available for
    plan benefits              10,743,094     (1,356,083)       233,154         42,449      1,489,581        640,653      1,378,676

Net assets available for
  plan benefits:
    Beginning of year          17,554,765      1,356,083           --             --          508,375      1,192,671      2,023,414
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
    End of year              $ 28,297,859           --          233,154         42,449      1,997,956      1,833,324      3,402,090
                             ============   ============   ============   ============   ============   ============   ============
                                                                 T. Rowe Price
                             ---------------------------------------------------------------------------------------
                                 New
                                America         New            Prime          Small        Spectrum      Spectrum
                                Growth        Horizons        Reserve       Cap Value       Income        Growth         Insurance
                                 Fund           Fund           Fund           Fund           Fund          Fund          Contracts
                             ------------   ------------   ------------   ------------   ------------   ------------   -------------
Contributions from
  The Rouse Company                  --             --             --             --             --             --             --
Contributions from
  participants                    485,725        837,975        208,044        255,184        196,936        468,703        653,572
Conversions in from
  acquisiton of The Hughes
  Corporation (note 2)          2,652,254           --        1,830,162           --          142,197      1,429,921           --

Investment income:
  Dividends and interest          377,059        550,334         99,332         84,100        114,588        323,063        440,290
  Net appreciation
    (depreciation) in fair
    values of investments         (56,716)       297,169           --          208,845         (4,928)       242,991           --

  Interest on participant
    loans                            --             --             --             --            --              --             --
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
    Total investment
    income                        320,343        847,503         99,332        292,945        109,660        566,054        440,290
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
Distributions to participants    (157,683)      (797,842)      (540,291)      (172,155)      (119,241)      (256,505)   (1,772,318)
Participant loans repaid
  as part of termination
  distributions                      --             --             --             --           --               --             --

Interprogram transfers, net        80,368        241,349         86,619        359,440       (150,773)       253,738       (538,602)
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
  Increase (decrease)
    in net assets
    available for
    plan benefits               3,381,007      1,128,985      1,683,866        735,414        178,779      2,461,911     (1,217,058)

Net assets available for
  plan benefits:
    Beginning of year           1,202,097      4,915,118      1,855,312        981,967      1,452,556      2,239,388      8,476,778
                             ------------   ------------   ------------   ------------   ------------   ------------   ------------
    End of year                 4,583,104      6,044,103      3,539,178      1,717,381      1,631,335      4,701,299      7,259,720
                             ============   ============   ============   ============   ============   ============   ============
                              Participant
                                 Loans         Total
                             ------------   ------------
Contributions from
  The Rouse Company                  --        1,625,630
Contributions from
  participants                       --        4,667,160
Conversions in from
  acquisiton of The Hughes
  Corporation (note 2)             79,394      8,100,499

Investment income:
  Dividends and interest             --        3,026,449
  Net appreciation
    (depreciation) in fair
    values of investments            --       11,356,855

  Interest on participant
    loans                         168,017        168,017
                             ------------   ------------
    Total investment
    income                        168,017     14,551,321
                             ------------   ------------
Distributions to participants        --       (6,767,132)

Participant loans repaid
  as part of termination
  distributions                  (247,904)      (247,904)

Interprogram transfers, net       405,639           --
                             ------------   ------------
  Increase (decrease)
    in net assets
    available for
    plan benefits                 405,146     21,929,574

Net assets available for
  plan benefits:
    Beginning of year           2,251,515     46,010,039
                             ------------   ------------
    End of year                 2,656,661     67,939,613
                             ============   ============

See accompanying notes to financial statements.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1997 and 1996


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of presentation
          ---------------------

          The financial statements of The Rouse Company Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

     (b)  Investments
          -----------

          Investments in the common stock and quarterly income preferred securities of The Rouse Company and the T. Rowe Price and other mutual funds are carried at fair values determined by quoted market prices. Investments in the insurance contracts are carried at contract value (representing contributions made plus interest credited less distributions) as the insurance contracts held by the Plan are "fully benefit-responsive," as defined in Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

     (c)  Administrative expenses
          -----------------------

          The Rouse Company pays all administrative expenses incurred on behalf of the Plan. Terminated participants who have left their account balances in the Plan are required to reimburse the Company for administrative expenses relating to their accounts. Participants requesting loans from the Plan are required to pay an administrative fee to the Company for the processing of such loans.

     (d)  Use of estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.


     The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

                        THE ROUSE COMPANY SAVINGS PLAN
                        ------------------------------

                         Notes to Financial Statements


(2)  General Description of the Plan
     -------------------------------

     The Plan was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates (the Company) an incentive to save for retirement and for financial emergencies. Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

     On June 12, 1996, the Company acquired all of the outstanding equity interests in The Hughes Corporation and its affiliated partnership, Howard Hughes Properties, Limited Partnership (together, Hughes). Under the merger agreement, participants in the Hughes 401(k) Savings Plan (Hughes employees) became eligible to participate in the Plan as of the closing date, subject to the terms of the Plan. Accordingly, account balances of Hughes employees who elected to participate in the Plan were transferred from the Hughes 401(k) Savings Plan to the Plan in 1996 and were allocated among the various investment programs based on the similarity of investment objectives. The merger agreement also provides that the Company will consider participants' service with Hughes prior to the closing date for eligibility and vesting purposes.

     Basic contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, by amounts ranging from 1% to 19% of such compensation, subject to an annual limitation. Employees may also make supplemental contributions to the Plan in amounts up to 9% of compensation, as defined. The supplemental contributions are not pursuant to salary reduction agreements. Aggregate basic and supplemental contributions may not exceed 19% of compensation, as defined. Participants are able to defer payment of income taxes on their basic contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

     Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan. Participants may change their allocation instructions and transfer accumulated savings between funds on a monthly basis, subject to certain limitations defined in the Plan.

     Matching contributions are made by the Company to each participant's account in an amount equal to $1.00 for every $2.00 of a participant's basic contribution up to 6% of such participant's base salary. Until December 31, 1996, the Company's matching contributions were invested in the Company's common stock, convertible preferred stock or quarterly income preferred securities based on participants' instructions. Effective January 1, 1997 participants may direct the Company's matching contributions to any of the investment vehicles offered under the Plan. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are

                        THE ROUSE COMPANY SAVINGS PLAN
                        ------------------------------

                         Notes to Financial Statements


(2)  General Description of the Plan, Continued
     ------------------------------------------

     distributed to accounts of participants pursuant to guidelines set forth in the Plan. Participants who joined the Plan prior to January 1, 1989 obtain an immediate and fully vested interest in all contributions made by the Company. Participants who joined the Plan on or after January 1, 1989 are required to complete two years of service, as defined in the Plan, to become fully vested in the Company's contributions. Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements.

     Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship, under specific guidelines set forth in the Plan. Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

     Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years.

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

                        THE ROUSE COMPANY SAVINGS PLAN
                        ------------------------------

                         Notes to Financial Statements



(3)  Investments
     -----------

     Information relating to investments, including individual investments which represent 5% or more of net assets available for plan benefits, is summarized as follows at December 31:

                                                       1997                           1996
                                             -------------------------      -------------------------
                                                           Contract                       Contract
                                             Number of     or fair          Number of     or fair
                                              shares        value            shares        value
                                             ---------  --------------      ---------  --------------
The Rouse Company:
   Common stock                                819,251  $   26,829,506        882,598  $   28,128,526
   Quarterly income
     preferred securities                       23,924         626,521          9,053         229,725
T. Rowe Price and other
  Mutual Funds:
   Equity Index Fund                           152,962       4,035,131         88,169       1,793,360
   International Stock Fund                    288,520       3,871,934        244,131       3,369,007
   New America Growth Fund                     124,874       5,518,203        117,965       4,526,321
   New Horizons Fund                           298,791       6,961,821        273,936       5,963,594
   Prime Reserve Fund                        4,004,373       4,004,373      3,517,125       3,517,125
   Spectrum Growth Fund                        354,563       5,648,184        307,239       4,648,534
                                             ---------                      ---------
   Other                                                     9,758,437                      5,337,652
                                                        --------------                 --------------
                                                            39,798,083                     29,155,593
                                                        --------------                 --------------
Insurance contracts                                          5,789,962                      7,213,858
Participant loans                                            3,195,490                      2,656,661
                                                        --------------                 --------------
                                                        $   76,239,562                 $   67,384,363
                                                        ==============                 ==============

     The investments in insurance contracts consist of guaranteed income contracts offered by various insurance companies. The Plan deals only with highly rated insurance companies and does not expect that any of them will fail to meet their obligations under the contracts. The contracts in effect at December 31, 1997, provide for interest at rates ranging from 4.93% to 7.40% and mature at various dates to 2001. The average yield on the contracts was 6.14% in 1997 and 6.22% in 1996. The aggregate contract value of the contracts in effect at December 31, 1997 approximates their aggregate estimated fair value based on current market interest rates for contracts with similar maturities and credit quality.

                        THE ROUSE COMPANY SAVINGS PLAN
                        ------------------------------

                         Notes to Financial Statements


(4)  Federal Income Tax Status
     -------------------------


     The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt. The Plan's management believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

(5)  Reconciliation to Form 5500
     ---------------------------

     Amounts due to terminated participants for benefits payable of $125,113 at December 31, 1997 and $86,374 at December 31, 1996 are reported as liabilities in the Plan's Annual Report on Department of Labor Form 5500, but are included in net assets available for plan benefits in the financial statements.

                        THE ROUSE COMPANY SAVINGS PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                                                             Par value or
                                                               number of                       Current
Name of issuer and title of issue                               shares        Cost (note 1)     value
---------------------------------                            ------------     -------------   ----------
The Rouse Company:
      Common stock                                                819,251     $17,166,862     26,829,506
      Quarterly income preferred securities                        23,924         616,464        626,521

Ariel Growth Fund                                                  10,321         373,746        411,620

T. Rowe Price Funds:
      Balanced Fund                                               145,407       2,051,551      2,405,026
      Blended Stable Value Fund                                 1,583,269       1,583,269      1,583,269
      Equity Index Fund                                           152,962       3,006,430      4,035,131
      International Stock Fund                                    288,520       3,714,022      3,871,934
      New America Growth Fund                                     124,874       4,782,469      5,518,203
      New Horizons Fund                                           298,791       5,649,522      6,961,821
      Prime Reserve Fund                                        4,004,373       4,004,373      4,004,373
      Small Cap Value Fund                                        143,759       2,724,137      3,363,952
      Spectrum Income Fund                                        171,061       1,897,319      1,994,570
      Spectrum Growth Fund                                        354,563       5,044,321      5,648,184
                                                             ============
Insurance Contracts:
      Principal Mutual Life Insurance Company                                     842,316        842,316
      Hartford Life Insurance Company                                           1,097,601      1,097,601
      John Hancock Mutual Life Insurance Company                                1,119,619      1,119,619
      Life of Georgia Life Insurance Company                                      978,703        978,703
      American International Group Life
        Insurance Company                                                       1,751,723      1,751,723

Participant loans                                                               3,195,490      3,195,490
                                                                              -----------     ----------
          Total investments                                                   $61,599,937     76,239,562
                                                                              ===========     ==========

Notes:
     (1) Cost of the securities of The Rouse Company and the T. Rowe Price and other mutual funds includes reinvested dividends or interest credited, as applicable. Cost of the insurance contracts is equal to contract value, representing contributions made plus interest credited less distributions.

     (2) T. Rowe Price Retirement Plan Services, Inc. and The Rouse Company represent parties in interest.

                        THE ROUSE COMPANY SAVINGS PLAN

            Item 27d - Schedule of Reportable Transactions (Note 1)

                         Year ended December 31, 1997

                                                                                         Current
                                                                                         value of
                                                         Redemption                      asset on
                                          Purchase       or selling       Cost of       transaction       Net gain
Description of assets                      price            price          asset           dates           (loss)
---------------------                   ------------    ------------    ------------    ------------    ------------
The Rouse Company -
  common stock                          $  3,852,221            ---             ---        3,852,221            ---
The Rouse Company -
  common stock                                  ---        5,802,081       4,016,031       5,802,081       1,786,050

Notes:
    (1) Reportable transactions are presented in accordance with Department of Labor regulations relating to requirements for employee benefit plan annual reports filed under the Employee Retirement Income Security Act of 1974.

    (2) The purchases and sales represent series of transactions; however, it is not practical to determine the number of individual transactions involved.

    (3) The Rouse Company is a party in interest.

                                  Signatures
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                THE ROUSE COMPANY SAVINGS PLAN

Date:   June 26, 1998           By  /s/ WILLIAM D. BODEN
                                    --------------------
                                    William D. Boden
                                    Administrator

                                and

Date:   June 26, 1998           By  /s/ GEORGE L. YUNGMANN
                                    ----------------------
                                    George L. Yungmann
                                    Trustee